FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated February 8, 2002 announcing Danone's investment in the Russian company Wimm-Bill-Dann.

PRESS RELEASE

DANONE

INVESTMENT OF 4% in the Russian Food Company WIMM BILL DANN – OJSC

Groupe DANONE has taken a 4% shareholding for 33.2 million $ in the Russian company Wimm-Bill-Dann at its initial public offering of ADS on the New-York Stock Exchange through which the company has floated 25% of its equity.

This company, with a 2000 turnover of 465 million $ is the leader in the Russian market for dairy products and fruit juices.

Groupe DANONE intends to offer EBRD a participation in this investment within the context of their partnership in Eastern Europe and Russia which was set up in 1995.

Paris, February 8, 2002

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Groupe Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2002

GROUPE DANONE

By: /s/ EMMANUEL FABER
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer